USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355

April 29, 2010

Katherine Wray, Esquire
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	USA Technologies, Inc. (the “Company”)
Registration Statement on Form S-1
Filed April 22, 2010
File No. 333-165516

Dear Ms. Wray:

By our correspondence addressed to you and filed on April 28, 2010, we requested that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, and Rule 461, enter an appropriate order making the above-captioned registration statement (the “Registration Statement”) effective on Thursday, April 29, 2010 at 4:00 p.m. E.T., or as soon thereafter as practicable. We hereby withdraw the aforementioned acceleration request and anticipate filing a new acceleration request in the future.

Very truly yours,

/s/ George R. Jensen, Jr.
GEORGE R. JENSEN, JR.,
Chairman and Chief Executive Officer